Filed by Communications Systems, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: Communications Systems, Inc.

File No.: 333-260999

Date: March 3, 2022

March 3, 2022

Dear CSI Shareholder:

By now, you should have received your proxy materials for the special meeting of shareholders of Communications Systems, Inc. (“CSI”) to vote on, among other things, the previously announced merger involving Pineapple Energy LLC (“Pineapple”). The CSI special meeting is scheduled to be held virtually on Wednesday, March 16, 2022 at 10:00 a.m. CT via the internet at: www.virtualshareholdermeeting.com/JCS2022SM.

If you have already voted, thank you for your vote. If you have not voted, please CAST YOUR VOTE TODAY.

Your vote is very important, regardless of the number of shares you own.

Please use the voting control number that accompanied your proxy materials and vote your shares today. You can also mail in your vote using the postage-paid envelope that accompanied your materials. To have your shares represented at the special meeting as soon as possible, please utilize one of the following methods below:

•	Vote by Internet: www.proxyvote.com
•	Vote by phone: 1 (800) 690-6903

For additional questions or if you need assistance with voting, please call our solicitor Proxy Advisory Group, LLC at: (833) 782-7141.

Please take a moment to vote your shares by proxy over the internet, by telephone or by mailing the proxy card enclosed with your materials or by following the instructions for voting that accompanied your proxy materials.

The CSI board of directors unanimously recommends that CSI shareholders vote ‘‘FOR’’ the merger proposal and each other proposal to be considered at the special meeting.

The reasons for the CSI board of directors recommendation to shareholders are described in detail in the proxy statement/prospectus dated February 3, 2022. The CSI board of directors believes the potential of the merger and related transactions will deliver value to the shareholders both from the legacy CSI business and from the future Pineapple business. Among the reasons that the CSI board of directors unanimously approved the merger and unanimously recommends that shareholders vote “FOR” the merger include the following:

Shareholder Value from Future Pineapple Business

•	The proposed merger is designed to rapidly re-invent CSI and allow its shareholders to participate in the residential solar market, which has potential for stronger market growth and higher valuation multiples than CSI’s historic businesses.
•	CSI shareholders, through their ownership of CSI common stock following the merger, will benefit from the potential growth of the residential solar, battery storage, and grid services solutions provided by Pineapple Energy, Hawaii Energy Connection, E-Gear, and any future acquisitions.
•	The pre-merger shareholders are expected to continue to own approximately 20.0% of the combined company, on a fully-diluted basis, immediately following the closing of the merger and the PIPE Offering.

Shareholder Value from Legacy CSI Business

•	CSI shareholders received a special dividend of $34 million or $3.50 per share paid on October 15, 2021. By this special dividend, the CSI board of directors has already delivered to shareholders over 65% of the value of CSI’s common stock, based on the $5.35 per share closing price on March 1, 2021, the last trading day before the public announcement of the merger agreement with Pineapple.
•	CSI’s legacy assets will not be used for the post-merger Pineapple business and instead will be set aside for potential distribution through the contingent value rights (CVRs) that will be distributed to shareholders as of the close of the business day immediately prior to closing of the merger.

•	CSI’s legacy assets for potential distribution to CVR holders will include cash (which will be increased from PIPE Offering proceeds to reimburse CSI for merger-related expenses), net proceeds from the sale of CSI’s Minnetonka headquarters, any earnouts paid under the terms of the purchase agreement for the sale of CSI’s Electronics & Software segment to Lantronix, and any proceeds received upon sale of CSI’s remaining Services & Support operating segment.

The CSI board of directors continues to believe that the merger represents an attractive strategic alternative for shareholders, particularly considering the challenges and risks that CSI has faced, and would continue to face, if CSI continued as an independent public company conducting its remaining Services &Support business.

We thank you for your support and again ask that you vote your shares as promptly as possible.

* * *

Additional Information and Where to Find It

In connection with the proposed merger with Pineapple, Communications Systems, Inc. (“CSI”) filed a registration statement on Form S-4 (File No. 333-260999) with the Securities and Exchange Commission (SEC) on November 12, 2021 (as amended, the “Registration Statement”). The Registration Statement includes a proxy statement/prospectus, and was declared effective by the SEC on February 3, 2022. Beginning February 4, 2022, a copy of the proxy statement/prospectus dated February 3, 2022 was sent to CSI shareholders as of the close of business on January 27, 2022, the record date established for the special meeting.

CSI URGES INVESTORS, SHAREHOLDERS AND OTHER INTERESTED PERSONS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Registration Statement, preliminary and definitive proxy statement/prospectus, any other relevant documents, and all other documents and reports CSI filed with or furnishes to the SEC are (or, when filed, will be) available free of charge under the "Financial Reports" tab of the Investors Relations section of our website at www.commsystems.com or by directing a request to: Communications Systems, Inc., 10900 Red Circle Drive, Minnetonka, MN 55343. The contents of the CSI website is not deemed to be incorporated by reference into this document, the Registration Statement or the proxy statement/prospectus. The documents and reports that CSI files with or furnishes to the SEC are (or, when filed, will be) available free of charge through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

CSI and its directors and executive officers may be considered participants in the solicitation of proxies by CSI in connection with approval of the proposed merger and other proposals to be presented at the special meeting. Information regarding the names of these persons and their respective interests in the transaction, by securities holdings or otherwise, are set forth in the proxy statement/prospectus dated February 3, 2022. To the extent the Company's directors and executive officers or their holdings of the Company's securities have changed from the amounts disclosed in such filing, to the Company's knowledge, these changes have been reflected on statements of change in ownership on Form 4 on file with the SEC. You may obtain these documents (when they become available, as applicable) free of charge through the sources indicated above.

Caution Regarding Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact, included in this document regarding the proposed merger transaction involving Pineapple Energy LLC (“Pineapple”) are forward-looking statements. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. These forward-looking statements are subject to numerous risks and uncertainties, including: (i) the conditions to the closing of CSI-Pineapple merger transaction may not be satisfied; (ii) the occurrence of any other risks to consummation of the CSI-Pineapple merger transaction, including the risk that the CSI-Pineapple merger transaction will not be consummated within the expected time period or any event, change or other circumstances that could give rise to the termination of the CSI-Pineapple merger transaction; (iii) the CSI-Pineapple merger transaction has involved greater than expected costs and delays and may in the future involve unexpected costs, liabilities or delays; (iv) the Company’s ability to sell its other legacy operating business assets and its real estate assets at attractive values; (v) there is no assurance that CSI will receive any of the maximum $7.0 million earnout relating to the August 2, 2021 sale of CSI’s Electronics & Software Segment; (vi) the combined company will be entitled to retain ten percent of the net proceeds of CSI legacy assets that are sold pursuant to agreements entered into after the effective date of the merger; (vii) risks that the merger will disrupt current CSI plans and operations or that the business or stock price of CSI may suffer as a result of uncertainty surrounding the CSI-Pineapple merger transaction; (viii) the outcome of any legal proceedings related to the CSI-Pineapple merger transaction; (ix) the fact that CSI cannot yet determine the exact amount and timing of any additional pre-CSI-Pineapple merger cash dividends, if any, or the ultimate value of the Contingent Value Rights that CSI intends to distribute to its shareholders immediately prior to the closing of the CSI-Pineapple merger transaction; and (x) the anticipated benefits of the proposed merger transaction with Pineapple may not be realized in the expected timeframe, or at all.